Message to Our Shareholders

--------------------------------------------------------------------------------

OPERATING RESULTS

Net income for the year ended October 31, 2000 increased 28% to $4,759,000 ($3.05 per share) from $3,715,000 ($2.38 per share) for the prior year. Revenues increased 15% to $18,158,000 from $15,727,000 for the prior year. The revenue increase results principally from the inclusion of operations from theOlney Town Center acquired on March 29, 2000, and increased occupancy and revenue from Franklin Crossing. Net investment income also increased, as did the Trust's share of the earnings of its 40% owned affiliate, Westwood Hills LLC.

Total expenses increased $1,387,000 (11.5%) to $13,399,000 in fiscal 2000 from $12,012,000 for the prior fiscal year. This increase was principally attributable to expenses at the newly acquired Olney Town Center aggregating $1,200,000.

--------------------------------------------------------------------------------
HIGHLIGHTS THIS PAST YEAR:

     o    Net Income increased 28% to $3.05 per share.

     o    Dividends increased 18% to $2.65 per share.

     o    Funds From Operations (FFO) increased 21% to $3.99 per share.

     o The Trust completed its acquisition of the 98,000 sq. ft. Olney Town Center in Olney, MD.
--------------------------------------------------------------------------------

RESIDENTIAL PROPERTIES: The apartment communities continue to generate increased contributions to net income. Net Earnings (before financing costs) from residential properties - including the Trust's 40% owned affiliate - increased 4.4% to $4,497,000 from $4,309,000 for the prior year. This increase resulted from the positive spread between rental income increases and operating expense increases. Average rental income increased 3.7% while average expenses increased 2.9%.

                                  Net Earnings
                            (before financing costs)
                                     ($000)

                         1997        1998         1999        2000
                        ------      ------       ------      ------
Residential*            $3,708      $4,108       $4,309      $4,498
Retail                  $3,214      $4,785       $5,114      $6,261

(* includes Affiliate)

The Trust owns 19 plus/minus acres of undeveloped land in Rockaway, NJ, that is zoned for residential and commercial use. The Trust is in the planning stages, and is seeking approvals to develop garden apartment rental units on this site.

RETAIL PROPERTIES: Revenues from retail operations increased 21.7% to $10,796,000 in fiscal 2000 from $8,870,000 in the prior year. Net Earnings (before financing costs) increased 22.9% to $6,283,000 this year from $5,114,000 for the prior year. Overall occupancy has increased to 95.1% vs. 94% last year. The major factors for the increased revenues and net earnings increase were higher occupancy levels at the Franklin Crossing shopping center and, of course, the acquisition of the Olney Town Center shopping center.

In October 2000, Grand Union declared bankruptcy and subsequently announced that it is going out of business. The Trust has two Grand Union supermarkets aggregating 70,200 sq. ft. At a bankruptcy auction in November 2000, a major grocery wholesaler emerged as the successful bidder for these leases. While it is expected that these leases will be assigned to an established supermarket operator in the Northeast, the final determination is not yet known.

Olney Town Center, Olney, MD, is a 98,800 sq. ft. neighborhood shopping center with expansion potential to 131,000 sq. ft. The center is situated on 13 plus/minus acres of land of which, 11 acres are subject to a ground lease expiring in 2078, with the balance of the land, 2 acres, owned in fee simple. The center was acquired by purchasing 100% of the ownership units of the partnership that owns the center. The purchase price of $15,648,000 was financed in part with the proceeds of a $10,920,000 mortgage, with the balance of the purchase price paid in cash. As of the purchase date, the Trust agreed in principal to sell a 25% equity interest in Olney to a group consisting principally of employees of Hekemian & Co., Inc., the Trust's management agent, on the same basis and cost as the Trust. The Trust's financial statements reflect this agreement.

                                        1

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

The Trust is planning an expansion of the Olney center during fiscal 2001-2002 that we expect will ultimately add to revenues, net earnings, and value to the Trust's portfolio. If the expansion plans are approved by the required governmental agencies, and leasing completed, a number of existing tenants will be moved to new locations. This tenant relocation will cause a temporary, though significant, loss of rental income to the Trust during the expansion period.

FUNDS FROM OPERATIONS / DIVIDENDS

Funds From Operations ("FFO") is regarded by many as a standard measurement of a REIT's performance. During fiscal 2000 FFO increased 21% to $6,217,000 ($3.99 per share) from $5,135,000 ($3.29 per share) last year.

The fourth quarter 2000 dividend was $1.15 per share, which raised dividends for the fiscal year to $2.65 per share. This compares to $2.25 per share for fiscal 1999. Dividends for fiscal 2000 represent 87% of Net Income (100.3% of taxable income) and 66% of FFO compared to 94% and 64% respectively for the prior year.

                              Three Year Comparison
                                     ($000)

                        1998            1999            2000
                       ------          ------          ------
FFO                    $5,299          $5,442          $6,217
Net Earnings           $3,685          $3,715          $4,759
Dividends              $3,307          $3,510          $4,133

It is the Trust's policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the total fiscal year's operating results. For its fiscal year beginning November 1, 2000, the Trust will increase its fixed quarterly dividend to $.60 per share from $.50 per share. The fourth quarter dividend will be adjusted to reflect its total operating results for the year ending October 31, 2001.

FUTURE OUTLOOK

The Trust's financing program undertaken during the two previous fiscal years strengthened its balance sheet by providing liquidity and long-term capital at fixed rates. As at October 31, 2000 cash, cash equivalents, and marketable securities totaled $12.4 million - 13% of assets.

This capital and the funds generated from operations will assist the Trust as it continues to pursue new investment opportunities in the Northeast and Mid-Atlantic States area. While the National economy is showing signs of slowing, we expect modest growth from our core residential properties in spite of higher fuel/energy costs. An economic slow down will have an effect on our retail properties; however, at this time it is too early to assess the effects of such a slow down.

The Board of Trustees looks forward to seeing you at the Annual Meeting scheduled for Tuesday, April 10, 2000, at 7:30 p.m. at the Trust's headquarters located at 505 Main Street, Hackensack, NJ.

                                   Sincerely,

       /s/ Robert S. Hekemian                      /s/ Donald W. Barney
       Robert S. Hekemian                          Donald W. Barney
       Chairman                                    President


The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recently filed report on Form 10-K under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included elsewhere in this report.

                                        2

                                      -----
                                      FREIT
                                      -----

Properties

--------------------------------------------------------------------------------

Portfolio of Real Estate Investments

Apartment Buildings

     BERDAN COURT APARTMENTS                  Wayne, New Jersey
     GRANDVIEW APARTMENTS                     Hasbrouck Heights, New Jersey
     HAMMEL GARDENS                           Maywood, New Jersey
     HEIGHTS MANOR APARTMENTS                 Spring Lake Heights, New Jersey
     LAKEWOOD APARTMENTS                      Lakewood, New Jersey
     PALISADES MANOR                          Palisades Park, New Jersey
     SHERIDAN APARTMENTS                      Camden, New Jersey
     STEUBEN ARMS                             River Edge, New Jersey
     WESTWOOD HILLS*                          Westwood, New Jersey

Shopping Centers/Commercial Buildings

     FRANKLIN CROSSING SHOPPING CENTER        Franklin Lakes, New Jersey
     WESTRIDGE SQUARE SHOPPING CENTER         Frederick, Maryland
     WESTWOOD PLAZA SHOPPING CENTER           Westwood, New Jersey
     SINGLE TENANT STORE                      Glen Rock, New Jersey
     PATHMARK CENTER                          Patchogue, New York
     OLNEY TOWN CENTER**                      Olney, Maryland

Vacant Land

     33 ACRES, INDUSTRIAL ZONE South Brunswick, New Jersey 19.26 ACRES, MULTI-FAMILY ZONE Rockaway, New Jersey 4.27 ACRES, RESIDENTIAL ZONE Franklin Lakes, New Jersey

* The Trust holds a 40% interest in Westwood Hills LLC, a New Jersey Limited Liability Company, which owns the 210-unit apartment community.

** The Trust holds a 75% interest in S and A Commercial Associates LP, which owns the Olney Town Center.

                                        3

                                      -----
                                      FREIT
                                      -----

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARY

--------------------------------------------------------------------------------

Consolidated Balance Sheets  (in thousands)


----------------------------------------------------------------------------------------------------------------------
October 31,                                                                                   2000        1999
----------------------------------------------------------------------------------------------------------------------

Assets

Real estate and equipment, at cost, net of accumulated depreciation . . . . . . . . . . .   $78,038      $63,441
Investments in marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . ..     9,451       14,453
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,925        2,083
Due from related party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..     1,066           --
Tenants' security accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..       766          771
Sundry receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..     1,794        1,326
Prepaid expenses and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,361        1,004
Deferred charges, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,380        1,350
----------------------------------------------------------------------------------------------------------------------
     Totals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . ...   $96,781      $84,428
----------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity

Liabilities:

  Mortgages payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $70,214      $60,071
  Accounts payable and accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . .       854          503
  Cash distributions in excess of investment in affiliate . . . . . . . . . . . . . . . .       352          294
  Dividends payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,794        1,638
  Tenants' security deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..     1,073        1,000
  Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..       303          402
----------------------------------------------------------------------------------------------------------------------
     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..    74,590       63,908
----------------------------------------------------------------------------------------------------------------------
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,047           --
----------------------------------------------------------------------------------------------------------------------


Commitments and contingencies

Shareholders' equity:
  Shares of beneficial interest without par value; 1,790,000 shares
     authorized; 1,559,788 shares issued and outstanding . . . . . . . . . . . . . . . ..    19,314       19,314
  Undistributed earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..     1,879        1,253
  Accumulated other comprehensive income (loss) . . . . . . . . . . . . . . . . . . . . .       (49)         (47)
----------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21,144       20,520
----------------------------------------------------------------------------------------------------------------------
     Totals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .   $96,781      $84,428
----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                        4

                                      -----
                                      FREIT
                                      -----

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARY

--------------------------------------------------------------------------------

Consolidated Statements of Income, Comprehensive Income and
Undistributed Earnings

(in thousands except per share amounts)


----------------------------------------------------------------------------------------------------------------------
Years ended October 31,                                                           2000         1999           1998
----------------------------------------------------------------------------------------------------------------------

Revenue

  Rental income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  14,575    $  13,083      $  12,450
  Reimbursements . . . . . . . . . . . . . . . . . . . . . . . . . . . ..          2,179        1,750          1,576
  Equity in income (loss) of affiliate . . . . . . . . . . . . . . . . ..            173          (52)           213
  Net investment income . . . . . . . . . . . . . . . . . . . . . . . . .            834          742              6
  Sundry income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            397          204            187
----------------------------------------------------------------------------------------------------------------------
      Totals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..         18,158       15,727         14,432
----------------------------------------------------------------------------------------------------------------------

Expenses

  Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . ..          3,315        3,118          2,989
  Management fees . . . . . . . . . . . . . . . . . . . . . . . . . . ...            697          623            576
  Real estate taxes . . . . . . . . . . . . . . . . . . . . . . . . . ...          2,187        1,922          1,758
  Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..          5,165        4,620          3,762
  Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..          1,988        1,716          1,650
  Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . ...             31           --             --
----------------------------------------------------------------------------------------------------------------------
      Totals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . ...         13,383       11,999         10,735
----------------------------------------------------------------------------------------------------------------------
Income before state income taxes . . . . . . . . . . . . . . . . . . . ..          4,775        3,728          3,697
Provision for state income taxes . . . . . . . . . . . . . . . . . . . ..             16           13             12
----------------------------------------------------------------------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ...      $   4,759    $   3,715      $   3,685
----------------------------------------------------------------------------------------------------------------------
Basic earnings per share. . . . . . . . . . . . . . . . . . . . . . . ...      $    3.05    $    2.38      $    2.36
----------------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding . . . . . . . . . . . . . . ...      1,559,788    1,559,788      1,559,788
----------------------------------------------------------------------------------------------------------------------

Comprehensive Income

Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ...      $   4,759    $   3,715      $   3,685
Other comprehensive income (loss):
   Unrealized holding losses on marketable securities . . . . . . . . ...            (70)         (47)            --
   Reclassification adjustment for losses included in net income . . ....             68           --             --
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) . . . . . . . . . . . . . . . . . . ...             (2)         (47)            --
----------------------------------------------------------------------------------------------------------------------
Comprehensive income. . . . . . . . . . . . . . . . . . . . . . . . . ...      $   4,757    $   3,668      $   3,685
----------------------------------------------------------------------------------------------------------------------

Undistributed Earnings

Balance, beginning of year . . . . . . . . . . . . . . . . . . . . . ....      $   1,253    $   1,048      $    670
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .....          4,759        3,715         3,685
Less dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . ....         (4,133)      (3,510)       (3,307)
----------------------------------------------------------------------------------------------------------------------
Balance, end of year . . . . . . . . . . . . . . . . . . . . . . . . ....      $   1,879    $   1,253      $  1,048
----------------------------------------------------------------------------------------------------------------------
Dividends per share . . . . . . . . . . . . . . . . . . . . . . . . . ...      $    2.65    $    2.25      $   2.12
----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                        5

                                      -----
                                      FREIT
                                      -----

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARY

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows (in thousands)


----------------------------------------------------------------------------------------------------------------------
Years ended October 31,                                                            2000        1999           1998
----------------------------------------------------------------------------------------------------------------------

Operating Activities

  Net income . . . . . . . . . . . . . . . . . . . . . . . . . ..               $   4,759    $   3,715     $  3,685
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization . . . . . . . . . . . . . . . .                   2,182        1,878        1,777
    Equity in (income) loss of affiliate . . . . . . . . . . . ..                    (173)          52         (213)
    Deferred revenue . . . . . . . . . . . . . . . . . . . . . ..                     (99)         147           --
    Minority interest. . . . . . . . . . . . . . . . . . . . . ..                      31           --           --
    Realized loss on marketable securities. . . . . . . . . . . .                      68           --           --
    Changes in operating assets and liabilities:
      Tenants' security accounts . . . . . . . . . . . . . . . ..                       5          (19)         (33)
      Sundry receivables, prepaid expenses and other assets . . .                  (1,030)        (429)        (150)
      Accounts payable and accrued expenses . . . . . . . . . . .                     351          102           (8)
      Tenants' security deposits . . . . . . . . . . . . . . . .                       73           31           64
----------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities . . . . . . . .                   6,167        5,477        5,122
----------------------------------------------------------------------------------------------------------------------

Investing Activities

    Capital expenditures . . . . . . . . . . . . . . . . . . . ..                    (937)        (536)      (5,347)
    Distributions from affiliate. . . . . . . . . . . . . . . . .                     231        2,160          200
    Purchase of marketable securities . . . . . . . . . . . . . .                      --      (14,500)          --
    Proceeds from sale of marketable securities . . . . . . . . .                   4,932           --           --
    Repayment from (loan to) affiliate . . . . . . . . . . . . ..                      --          100         (100)
    Acquisition of partnership interest . . . . . . . . . . . . .                  (4,728)          --           --
----------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities . . . . . . . . . .                    (502)     (12,776)      (5,247)
----------------------------------------------------------------------------------------------------------------------

Financing Activities

Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . .                   (3,977)      (3,307)      (3,198)
Repayments of note payable - bank . . . . . . . . . . . . . .. .                       --           --      (11,429)
Net proceeds from mortgage refinancing . . . . . . . . . . .                           --        3,671        5,443
Proceeds from mortgage borrowings . . . . . . . . . . . . . .. .                       --        9,275       11,100
Repayment of mortgages . . . . . . . . . . . . . . . . . . . . .                     (777)        (728)        (619)
Deferred mortgage costs . . . . . . . . . . . . . . . . . . .. .                      (69)        (322)        (607)
----------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities. . .                   (4,823)       8,589          690
----------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents . . . . . . . . . .. .                      842        1,290          565
Cash and cash equivalents, beginning of year . . . . . . . . . .                    2,083          793          228
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year . . . . . . . . . . . . .                $   2,925    $   2,083     $    793
----------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Data

  Interest paid, net of capitalized interest of $68,000 in 1998.                $   5,053    $   4,530     $  3,763
----------------------------------------------------------------------------------------------------------------------
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . ..                $      16    $      13     $     12
----------------------------------------------------------------------------------------------------------------------

Supplemental schedule of noncash investing and financing activities:

Dividends  declared  but  not  paid  amounted  to  $1,794,000,   $1,638,000  and
$1,435,000 in 2000, 1999 and 1998, respectively.

During 2000, the Trust completed its acquisition of a 98,800 square foot retail property in Olney, Maryland for approximately $15,648,000, in part, with the proceeds of a $10,920,000 mortgage. In connection with the acquisition, the Trust advanced the holders of the 25% interest which is not owned by the Trust approximately $1,016,000 in order for them to fund their pro rata portion of the purchase price.

During 1998, the Trust completed its acquisition of a 64,000 square foot commercial property in Patchogue, New York for approximately $11,000,000, in part, with the proceeds of a $7,500,000 mortgage.

See Notes to Consolidated Financial Statements.

                                        6

                                      -----
                                      FREIT
                                      -----

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1 - Organization and significant accounting policies:

Organization:

     First Real Estate Investment Trust of New Jersey (the"Trust") was organized November 1, 1961 as a New Jersey Business Trust. The Trust is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

     The Trust has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, the Trust does not pay Federal income tax on income whenever income distributed to shareholders is equal to at least 95% of real estate investment trust taxable income. Further, the Trust pays no Federal income tax on capital gains distributed to shareholders.

     The Trust is subject to Federal income tax on undistributed taxable income and capital gains. The Trust may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year. For fiscal 2000, 1999 and 1998, the Trust made such an election.

Principles of consolidation:

     The consolidated financial statements include the accounts of the Trust and, subsequent to March 29, 2000, its 75%-owned subsidiary, S and A Commercial Associates Limited Partnership ("S and A"). The consolidated financial statements include 100% of S and A's assets, liabilities, operations and cash flows with the 25% interest not owned by the Trust reflected as"minority interest". All significant intercompany accounts and transactions have been eliminated in consolidation (see Note 2).

Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment in affiliate:

     The Trust's 40% investment in Westwood Hills, LLC ("WHLLC") is accounted for using the equity method.

Investments in marketable securities:

     Investments in marketable debt securities classified as "available for sale" are recorded at fair value and unrealized gains and losses are reported as accumulated other comprehensive income within shareholders' equity. The cost of securities sold is based on the specific identification method.

Cash and cash equivalents:

     Financial instruments which potentially subject the Trust to concentrations of credit risk consist primarily of cash and cash equivalents. The Trust considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Trust maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed Federally insured limits. At October 31, 2000, such cash and cash equivalent balances exceeded Federally insured limits by approximately $2,730,000. Exposure to credit risk is reduced by placing such deposits with high credit quality financial institutions.

Depreciation:

     Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

Deferred charges:

     Deferred charges consist of mortgage costs and leasing commissions. Deferred mortgage costs are amortized on the straight-line method by annual charges to operations over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $112,000, $90,000 and $67,000 in 2000, 1999 and 1998, respectively. Deferred leasing commissions are amortized on the straight-line method over the terms of the applicable leases.

                                        7

                                      -----
                                      FREIT
                                      -----

Revenue recognition:

     Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between the Trust and commercial tenants generally provide for additional rentals based on such factors as percentage of tenants' sales in excess of specified volumes, increases in real estate taxes, Consumer Price Indices and common area maintenance charges. These additional rentals are generally included in income when reported to the Trust, when billed to tenants or ratably over the appropriate period.

Advertising:

     The Trust expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $58,000 in 2000 and 1999 and $73,000 in 1998.

Earnings per share:

     The Trust has presented "basic" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 also requires the presentation of "diluted" earnings per share if the amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period. For the years ended October 31, 2000 and 1999, diluted earnings per share have not been presented because prices of all of the outstanding stock options approximated the average fair market value and there were no additional shares derived from the assumed exercise of stock options and the application of the treasury stock method. For the year ended October 31, 1998, the Trust had no potentially dilutive common shares.

Recent accounting pronouncements:

     The Financial Accounting Standards Board has issued certain pronouncements as of October 31, 2000 that will become effective in subsequent periods; however, management does not believe that any of those pronouncements will effect any financial accounting measurements or disclosures the Trust will be required to make.

--------------------------------------------------------------------------------

Note 2 - Investment in affiliates:

     The Trust is a 40% member of WHLLC, a limited liability company that is managed by Hekemian & Co., Inc. ("Hekemian"), a company which manages all of the Trust's properties and in which one of the trustees of the Trust is the chairman of the board. Certain other members of WHLLC are either trustees of the Trust or their families or officers of Hekemian. WHLLC owns a residential apartment complex located in Westwood, New Jersey. Summarized financial information of WHLLC as of October 31, 2000 and 1999 and for each of the three years in the period ended October 31, 2000 is as follows:

                                        8

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------
                                                            2000         1999
--------------------------------------------------------------------------------
                                                             (In Thousands
                                                              of Dollars)
Balance sheet data:
  Assets:
    Real estate and equipment, net . . . . . . . . . .    $13,942      $14,190
    Other .. . . . . . . . . . . . . . . . . . . . . .        756          812
--------------------------------------------------------------------------------
       Total assets. . . . . . . . . . . . . . . . . .    $14,698      $15,002
--------------------------------------------------------------------------------

Liabilities and members' deficiency:
  Liabilities:
    Mortgage payable. . . . . . . . . . . . . . . . ..    $15,185      $15,362
    Other. . . . . . . . . . . . . . . . . . . . . . .        398          378
--------------------------------------------------------------------------------
       Totals. . . . . . . . . . . . . . . . . . . . .     15,583       15,740
--------------------------------------------------------------------------------
  Members' deficiency:
    Trust. . . . . . . . . . . . . . . . . . . . . . .       (352)        (294)
    Others. . . . . . . . . . . . . . . . . . . . . ..       (533)        (444)
--------------------------------------------------------------------------------
       Totals. . . . . . . . . . . . . . . . . . . . .       (885)        (738)
--------------------------------------------------------------------------------
       Total liabilities and members' deficiency. . ..    $14,698      $15,002
--------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
                                                              2000         1999        1998
-----------------------------------------------------------------------------------------------
                                                                (In Thousands of Dollars)
Income statement data:
  Rental revenue. . . . . . . . . . . . . . . . . . . ..    $ 2,863      $ 2,728     $ 2,617
  Rental expenses. . . . . . . . . . . . . . . . . . . .      2,430        2,415       2,086
-----------------------------------------------------------------------------------------------
  Income from rental operations. . . . . . . . . . . . .        433          313         531
  Prepayment penalty on mortgage refinancing. . . . . ..         --         (442)         --
-----------------------------------------------------------------------------------------------
  Net income (loss). . . . . . . . . . . . . . . . . . .    $   433      $  (129)    $   531
-----------------------------------------------------------------------------------------------

On March 29, 2000, the Trust acquired 100% of S and A, whose primary asset is a neighborhood shopping center in Olney, Maryland. The shopping center contains approximately 98,800 square feet of gross leaseable area situated on approximately 13 acres of land. Approximately 11 acres of the land are subject to a ground lease expiring in 2078, and approximately 2 acres are owned in Fee simple.

The purchase price of S and A was approximately $15,648,000 of which $4,728,000 was paid in cash and $10,920,000 was financed by the proceeds of a mortgage. The Trust has agreed in principle to sell a 25% interest in S and A, as of March 29, 2000, to a group consisting principally of employees of Hekemian on the same basis and cost to the Trust. The Trust advanced this group $1,016,000 towards the purchase price of S and A. The advance accrues interest at what the Trust's borrowing rate would be under its expired line of credit and amounted to approximately $50,000 during the year ended October 31, 2000. As of October 31, 2000, the group owes an aggregate amount of $1,066,000. The receivable and accrued interest are expected to be paid within the next quarter.

The accompanying consolidated financial statements reflect the operations of the shopping center since its acquisition.

The following unaudited pro forma information (in thousands of dollars, except per share amounts) shows the results of operations for the years ended October 31, 2000, 1999 and 1998 as though S and A had been acquired at the beginning of fiscal 1998:

                                        9

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------
                                                     2000      1999      1998
--------------------------------------------------------------------------------
                                                    (In Thousands of Dollars)


         Revenue. . . . . . . . . . . . . . ..     $18,915   $17,649   $16,508
         Expenses. . . . . . . . . . . . . . .      14,196    13,950    12,857
--------------------------------------------------------------------------------
         Income before minority interest. . ..       4,719     3,699     3,651
         Minority interest. . . . . . . . . ..         (36)      (32)      (49)
--------------------------------------------------------------------------------
         Net income. . . . . . . . . . . . . .     $ 4,683   $ 3,667   $ 3,602
--------------------------------------------------------------------------------
         Earnings per share. . . . . . . . . .     $  3.00   $  2.35   $  2.31
--------------------------------------------------------------------------------

     The unaudited pro forma results include adjustments for depreciation based on the purchase price, increased interest expense and reduced net investment income related to assets utilized to make the acquisition, and obligations incurred to complete the transaction.

     The unaudited pro forma results of operations set forth above are not necessarily indicative of the results that would have occurred had the acquisition been made at the beginning of fiscal 1998 or of future results of operations of the Trust's combined properties.

--------------------------------------------------------------------------------

Note 3 - Investments In Marketable Securities:

     At October 31, 2000 and 1999, the Trust's investment in marketable debt securities, all of which were classified as available for sale, consisted of government agency bonds. The maturities for all securities held at October 31, 2000 and 1999 are as follows:


-----------------------------------------------------------------------------------------------------------
                                                          2000                          1999
-----------------------------------------------------------------------------------------------------------
                                                              (In Thousands of Dollars)

                                               Amortized                      Amortized
                                                 Cost         Fair Value        Cost        Fair Value
-----------------------------------------------------------------------------------------------------------
         One to five years. . . . . . .         $9,000         $8,978          $14,000       $13,986
         Five to ten years. . . . . . .            500            473              500           467
-----------------------------------------------------------------------------------------------------------
             Totals. . . . . . . . . ..         $9,500         $9,451          $14,500       $14,453
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Note 4 - Real estate and equipment:

     Real estate and equipment consists of the following:

                                      Range
                                  of Estimated
                                  Useful Lives        2000            1999
--------------------------------------------------------------------------------
                                                    (In Thousands of Dollars)

Land                                                $ 23,831        $ 22,773
Unimproved land                                        2,384           2,354
Apartment buildings                7-40 years         11,045          10,764
Commercial buildings and
  shopping centers                15-50 years         56,510          40,723
Construction in progress                                 795           1,426
Equipment                          3-15 years            582             522
--------------------------------------------------------------------------------
                                                      95,147          78,562
Less accumulated depreciation                         17,109          15,121
--------------------------------------------------------------------------------
             Totals                                 $ 78,038        $ 63,441
--------------------------------------------------------------------------------

                                       10

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

Note 5 - Mortgages payable:

     Mortgages payable consist of the following:

                                                          2000          1999
--------------------------------------------------------------------------------
                                                       (In Thousands of Dollars)


Northern Life Insurance Cos. - Frederick, MD (A)        $ 18,319     $ 18,609
National Realty Funding L.C. - Westwood, NJ (B)           10,306       10,420
Larson Financial Resources, Inc. - Spring Lake, NJ (C)     3,621        3,664
Summit Bank - Patchogue, NY (D)                            7,191        7,295
Larson Financial Resources, Inc. - Wayne, NJ (E)          10,777       10,898
Larson Financial Resources, Inc. - River Edge, NJ (F)      5,262        5,323
Larson Financial Resources, Inc. - Maywood, NJ (G)         3,818        3,862
Summit Bank - Olney, MD (H)                               10,920           --
--------------------------------------------------------------------------------
             Totals                                     $ 70,214     $ 60,071
--------------------------------------------------------------------------------

(A) Payable in monthly installments of $152,153 including interest at 8.31% through June 2007 at which time the outstanding balance is due. The mortgage is secured by a retail building in Frederick, Maryland having a net book value of approximately $23,312,000.

(B) Payable in monthly installments of $73,248 including interest at 7.38% through February 2013 at which time the outstanding balance is due. The mortgage is secured by a retail building in Westwood, New Jersey having a net book value of approximately $11,142,000.

(C) Payable in monthly installments of $23,875 including interest at 6.70% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Spring Lake, New Jersey having a net book value of approximately $489,000.

(D) Payable in monthly installments of $54,816 including interest at 7.375% through January 2005 at which time the outstanding balance is due. The mortgage is secured by a retail building in Patchogue, New York having a net book value of approximately $10,276,000.

(E) Payable in monthly installments of $76,023 including interest at 7.29% through July 2010 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,693,000.

(F) Payable in monthly installments of $34,862 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in River Edge, New Jersey having a net book value of approximately $1,236,000.

(G) Payable in monthly installments of $25,295 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Maywood, New Jersey having a net book value of approximately $906,000.

(H) Interest only is payable monthly at 175 basis points over the 90 day LIBOR rate (an effective rate of 8.367% at October 31, 2000) and resets every 90 days. The mortgage, which is due in March 2002 (and may be extended for one year), is secured by a shopping center in Olney, Maryland having a net book value of $15,543,000.

     Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 2000 are as follows:

                Year Ending
                October 31,             Amount
              ----------------------------------
                  2001                 $   850
                  2002                  11,836
                  2003                     990
                  2004                   1,068
                  2005                   7,627


     Based on borrowing rates currently available to the Trust, the fair value of the mortgage debt approximates carrying value at October 31, 2000.

--------------------------------------------------------------------------------

Note 6 - Line of credit agreement:

     The Trust had an $8,000,000 revolving line of credit agreement with Summit Bank which expired during May 2000. The line of credit bore interest at the bank's floating base rate plus .25% or the LIBOR rate plus 175 basis points. Outstanding borrowings were secured by apartment buildings in Hasbrouck Heights, New Jersey, Lakewood, New Jersey and Palisades Park, New Jersey as well as a retail building in Franklin Lakes, New Jersey. There were no outstanding borrowings under the agreement at October 31, 1999. One of the directors of the bank is a trustee of the Trust.

                                       11

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

Note 7 - Commitments and contingencies:

Leases:

     Retail tenants:

     The Trust leases retail space having a net book value of approximately $70,447,000 at October 31, 2000 to tenants for periods of up to twenty-five years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rental income (in thousands of dollars) to be received from non-cancelable operating leases in years subsequent to October 31, 2000 are as follows:

                Year Ending
                October 31,             Amount
              ----------------------------------
                   2001                $ 7,946
                   2002                  7,723
                   2003                  7,262
                   2004                  6,509
                   2005                  6,020
                   Thereafter           46,879
              ----------------------------------
                   Total               $82,339


     The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

     Minimum future rentals do not include contingent rentals which may be received under certain leases on the basis of percentage of reported tenants' sales volume or increases in Consumer Price Indices. Contingent rentals included in income for each of the three years in the period ended October 31, 2000 were not material.

     Residential tenants:

     Lease terms for residential tenants are usually one year or less.

Environmental concerns:

     In accordance with applicable regulations, the Trust reported to the New Jersey Department of Environmental Protection ("NJDEP") that a historical discharge of hazardous material was discovered in 1997 at the renovated Franklin Lakes shopping center (the "Center").

     In November 1999, the Trust received a no further action letter from the NJDEP concerning the historical discharge at the Center. However, the Trust is required to continue monitoring such discharge, the cost of which will not be material.

--------------------------------------------------------------------------------

Note 8 - Management agreement and related party transactions:

     The properties owned by the Trust are currently managed by Hekemian. The management agreement requires fees equal to a percentage of rents collected. Such fees were approximately $697,000, $623,000 and $576,000 in 2000, 1999 and 1998, respectively. In addition, Hekemian charged the Trust fees and commissions in connection with the acquisitions of the commercial buildings in Olney, Maryland in 2000 and Patchogue, New York in 1998 and various mortgage refinancing and lease acquisition fees. Such fees and commissions amounted to approximately $527,000, $208,000 and $718,000 in 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------

Note 9 - Basic earnings per share:

     Basic earnings per share, based on the weighted average number of shares outstanding during each period, are comprised of ordinary income.

                                       12

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

Note 10 - Equity incentive plan:

     On September 10, 1998, the Board of Trustees approved the Trust's Equity Incentive Plan (the "Plan") which was ratified by the Trust's shareholders on April 7, 1999, whereby up to 230,000 of the Trust's shares of beneficial interest may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board of Trustees approved an increase of 230,000 shares in the Trust's number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of the Trust. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board of Trustees, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The actual terms of each award will be determined by the Board of Trustees.

     Upon ratification of the Plan on April 7,1999, the Trust issued 188,500 stock options which it had previously granted to key personnel on September 10, 1998. The fair value of the options on the date of grant was $30 per share. The options, all of which are outstanding at October 31, 2000, are exercisable through September 2008.

     In accordance with the provisions of Accounting Principles Board Opinion No. 25,Accounting for Stock Issued to Employees ("APB 25"), the Trust will recognize compensation costs as a result of the issuance of restricted share and other share-based awards based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the recipient must pay to acquire the stock. Therefore, the Trust will not be required to recognize compensation expense as a result of any grants of stock options, restricted share and other share-based awards at an exercise price that is equivalent to or greater than fair value. The Trust will also make proforma disclosures, as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.

     In the opinion of management, if compensation cost for the stock options granted in 1999 had been determined based on the fair value of the options at the grant date under the provisions of SFAS 123 using the Black-Scholes option pricing model and assuming a risk-free interest rate of 5.25%, expected option lives of ten years, expected volatility of 1% and expected dividends of 7.13%, the Company's pro forma net income and pro forma basic net income per share arising from such computation would not have differed materially from the corresponding historical amounts.

                                       13

                                      -----
                                      FREIT
                                      -----

Report of Independent Public Accountants

--------------------------------------------------------------------------------

  J. H. Cohn LLP                                           BRONXVILLE, NY
  75 EISENHOWER PARKWAY                                    LAWRENCEVILLE, NJ
  ROSELAND, NJ 07068-1697                                  METRO PARK, NJ
  (973) 228-3500                                           NEW YORK, NY
                                                           ROSELAND, NJ SAN
                                                           DIEGO, CA


To the Trustees and Shareholders

First Real Estate Investment Trust of New Jersey and Subsidiary

     We have audited the accompanying consolidated balance sheets of FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARY as of October 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, undistributed earnings and cash flows for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Real Estate Investment Trust of New Jersey and Subsidiary as of October 31, 2000 and 1999, and their results of operations and cash flows for each of the three years in the period ended October 31, 2000, in conformity with generally accepted accounting principles.

Roseland, New Jersey                                        /s/ J. H. Cohn LLP
November 22, 2000                                               J. H. Cohn LLP


                                       14

                                      -----
                                      FREIT
                                      -----

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

--------------------------------------------------------------------------------

Selected Financial Data

(in thousands except per share amounts)


Income Statement Data:
--------------------------------------------------------------------------------------------------------------------------
Year ended October 31,                                  2000          1999           1998         1997          1996
--------------------------------------------------------------------------------------------------------------------------

Revenues:
Revenues from Real Estate Operations                  $ 17,151      $ 15,037       $ 14,213     $ 11,553      $ 11,377
Net Investment Income . . . . . . . . . . . . .            834           742              6            6            10
Equity In Earnings (Loss) of Affiliate (1). . .            173           (52)           213          139            92
                                                    ----------------------------------------------------------------------
                                                        18,158        15,727         14,432       11,698        11,479
                                                    ----------------------------------------------------------------------

Expenses:
Real Estate Operations . . . . . . . . . . . . .         5,881         5,244          5,026        4,499         4,571
Financing Costs. . . . . . . . . . . . . . . . .         5,165         4,620          3,762        2,629         2,749
General Expenses . . . . . . . . . . . . . . . .           365           432            309          288           202
Depreciation . . . . . . . . . . . . . . . . . .         1,988         1,716          1,650        1,319         1,295
                                                    ----------------------------------------------------------------------
                                                        13,399        12,012         10,747        8,735         8,817
                                                    ----------------------------------------------------------------------
Net Income . . . . . . . . . . . . . . . . . . .      $  4,759     $   3,715       $  3,685     $  2,963      $  2,662
                                                    ----------------------------------------------------------------------

  Earnings Per Share:. . . . . . . . . . . . . .
  Basic. . . . . . . . . . . . . . . . . . . . .      $   3.05     $    2.38       $   2.36     $   1.90      $   1.71
                                                    ----------------------------------------------------------------------
  Diluted . . . . . . . . . . . . . . . . . . ..      $   3.05     $    2.38       $   2.36     $   1.90      $   1.71
                                                    ----------------------------------------------------------------------
Cash Dividends Declared Per

  Common Share . . . . . . . . . . . . . . . . .      $   2.65     $    2.25       $   2.12     $   1.90      $   1.71
                                                    ----------------------------------------------------------------------

Balance Sheet Data:
Total Assets . . . . . . . . . . . . . . . . . .      $ 96,781     $  84,428       $ 71,275     $ 59,233      $ 51,674
                                                    ----------------------------------------------------------------------
Long-Term Obligations . . . . . . . . . . . . ..      $ 70,214     $  60,071       $ 47,853     $ 24,429      $ 23,609
                                                    ----------------------------------------------------------------------
Secured Note Payable . . . . . . . . . . . . . .      $     --     $      --       $     --     $ 11,429      $  5,662
                                                    ----------------------------------------------------------------------

Shareholders' Equity . . . . . . . . . . . . . .      $ 21,144     $  20,520       $ 20,362     $ 19,984      $ 19,984
                                                    ----------------------------------------------------------------------

Weighted Average Number of Shares Outstanding. .         1,559         1,559          1,559        1,559         1,559
--------------------------------------------------------------------------------------------------------------------------

(1) Westwood Hills LLC is accounted for using the equity method of accounting. Fiscal year ended 1996 has been restated to reflect this accounting method.

                                       15

                                      -----
                                      FREIT
                                      -----

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview

     The Trust is an equity REIT that owns a portfolio of residential apartment and retail properties. The Trust's revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements derived from its income producing retail properties. The Trust also receives income from its 40% owned affiliate, Westwood Hills, which owns a residential apartment property. The Trust's policy has been to acquire real property for long-term investment.

     The following discussion should be read in conjunction with the Trust's financial statements and related notes included elsewhere in this Annual Report. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Trust believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this Annual Report, that could cause actual results to differ materially from those projected.

Results of Operations:
Fiscal Years ended October 31, 2000 and 1999

Acquisition

     On March 29, 2000, the Trust acquired the Olney Town Center ("Olney"), in Olney, MD. Olney is a 98,800 sq. ft. neighborhood shopping center with expansion potential to 131,000 sq. ft. The center is 91.5% occupied. Olney is situated on approximately 13 acres of land. Approximately 11 acres are subject to a ground lease expiring in 2078, and approximately 2 acres are owned in Fee simple.

     The center was acquired by purchasing 100% ownership interest of S And A Commercial Associates Limited Partnership ("S and A"). S and A's only asset at the closing date was the shopping center. The purchase price, approximately $15,648,000, was financed, in part, with the proceeds of a $10,920,000 mortgage, with the balance of the purchase price being supplied by the proceeds from liquidating a portion of the Trust's marketable securities.

     The Trust has agreed in principal to sell, as of March 29, 2000, a 25% interest in S and A to a group consisting principally of employees of Hekemian & Co., Inc. on the same basis and cost to the Trust. The accompanying financial statements include the operations of Olney since the acquisition date which are summarized as follows:

                                       16

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

                                          Period From               % Of
                                            3/29/00              Consolidated
                                              To                  Year Ended
                                           10/31/00                10/31/00
--------------------------------------------------------------------------------

     Selected Income Statement Data:
     Revenues                              $ 1,291                   7.1%

     Operating Expenses                        385                   6.2%
     Financing Costs                           567                  11.0%
     Depreciation                              218                  11.0%
     Minority Interest                          30                 100.0%
                                         ------------------------------------
            Total Expenses                   1,200                   9.0%
                                         ------------------------------------
     Net Earnings                          $    91                   1.9%
                                         ------------------------------------
     Earnings Per Share                    $  0.06                   1.9%
                                         ------------------------------------


Revenues

     For the fiscal year ended October 31, 2000 ("Current Year"), total revenues increased $2,431,000 (15.5%) to $18,158,000 from $15,727,000 for fiscal ended
October 31, 1999 ("Prior Year"). $2,110,000 or 86.9% of this increase is attributable to revenues from real estate operations. The balance of the revenue increase is from the Trust's share of the earnings from its affiliate ($225,000) and from increased investment income ($92,000).

     Real Estate Operations: The $2,110,000 (14%) increase in revenues from real estate operations is primarily attributable to Olney ($1,291,000), which has been included in operations since March 29, 2000, and increased revenues from Franklin Crossing ($309,000) as a result of higher occupancy. Revenue at retail properties other than Olney and Franklin Crossing increased 4.4%, and included a $150,000 lease termination fee at the Westridge Square Shopping Center.

     Revenue at the residential properties increased 3% despite a modest decline in occupancy. The decline in occupancy having been offset by increased apartment rentals.

     Net Investment Income: Net investment income, which is principally derived from the Trust's investment in marketable securities (U.S. Treasury Notes and Government Agency bonds), and money market funds, increased 12.4% to $834,000.

     Earnings from 40% Owned Affiliate: Equity in Earnings of the Trust's 40% owned affiliate, Westwood Hills L.L.C. was $173,000 for the Current Year compared to a loss of $52,000 for the Prior Year. This positive swing of $225,000 resulted from an 8% increase in the affiliate's NOI (Net Income before depreciation and debt service), and the non-reoccurrence of mortgage refinancing costs of $440,000 incurred during the Prior Year.

                                       17

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

Expenses:

     For the Current Year overall expenses increased $1,387,000 (11.5%) to $13,399,000 from $12,012,000 for the Prior Year. The principal areas of increase and percentage increase were in the following areas: Real estate operations $271,000 (8.2%), real estate taxes $265,000 (13.8%), financing costs $545,000
(11.8%), and depreciation $272,000 (15.9%). The inclusion of Olney's operations during the Current Year accounted for $1,200,00 (87%) of the overall expense increase- see table on preceding page for the amount and % of the categories attributed to Olney. Administrative costs declined 15.3% in the Current Year.

Net Income:

     Net Income for the Current Year increased 28.1% to $4,759,000 ($3.05 per share) compared to $3,715,000 ($2.38 per share) for the Prior Year. The earnings component increases during the Current Year over the Prior Year are as follows:

                                              Current Year
                                                Changes

        --------------------------------------------------
        Real Estate Operations                $1,205,000
        Net Investment Income                     92,000
        Equity in Income of Affiliate            225,000
        Financing Costs                         (545,000)
        Administrative Costs                      67,000
        --------------------------------------------------
                                              $1,044,000
        --------------------------------------------------


     The increase in Net Income from Real Estate Operations is attributable to a 2.1% increase at the Trust's residential properties and a 22.4% increase at the Retail properties. The increase in Net Income at the Retail properties is principally attributable to the inclusion of Olney and increased occupancy at Franklin Crossing.

Going Forward:

     The Trust feels its operating properties are well positioned in their markets and should continue making positive contributions to earnings and Funds From Operation ("FFO"). However, as we enter the new fiscal year, the following factors may negatively impact the Trust's operating results:

     o Increased fuel and snow removal costs. The effect of increased utility rates and prospects for a severe winter may increase these expenses above the levels experienced the past several years. To the extent these expenses occur at the Trust's Residential properties, as opposed to the Retail properties, they cannot be passed on to tenants.

     o Olney Town Center. The Trust is planning an expansion of the Olney center during fiscal 2001-2002 that the Trust expects will ultimately add to revenues, net income, and value to the Trust's portfolio when completed. If the expansion plans are approved by the required governmental agencies, and the leasing completed, a number of existing tenants will be relocated. The relocation of these tenants will cause a temporary, although significant, loss of rental income and expense reimbursements to the Trust during the expansion period.


                                       18

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

Results of Operations:
Fiscal Years ended October 31, 1999 and 1998


Revenues

     For the fiscal year ended October 31, 1999, total revenues increased $1,296,000 (8.9%) to $15,727,000 from $14,431,000 for fiscal 1998. $824,000 of the increase comes from the Trust's real estate operations, and $736,000 from increased interest income. These increases were offset by a negative swing of $265,000 in the Trust's share of earnings from its 40% owned affiliate from a profit of $213,000 for fiscal 1998 to a loss of $52,000 for fiscal 1999.

     Real Estate Operations: The increase in revenues from real estate operations (5.8%) results primarily from higher revenues from the Trust's residential and retail properties. Higher per unit rental collections were experienced at the Trust's residential properties. Increased revenues at the Trust's retail properties came primarily from the Patchogue, NY, property (in for the full fiscal 1999 year compared to 101/2 months for fiscal 1998), and increased occupancy during fiscal 1999 at the Franklin Crossing shopping center.

     Net Investment Income: The mortgage financings that took place during fiscal 1999 and 1998 generated funds of approximately $14.8 million. These funds were invested in institutional money market pools that generated the bulk of the increased interest income. During the fourth quarter of 1999, in order to increase yields, the Trust redeployed $14 million from the money market pools into short-to-intermediate term Government Agency bonds.

     Earnings From 40% Owned Affiliate: The Trust's 40% owned affiliate, Westwood Hills L.L.C. refinanced a $10+ million, 7.8% mortgage for a $15.5 million, 6.693% mortgage. One-time refinancing costs of $440,000 were incurred. The Trust's share of these refinancing costs was $176,000. This one-time financing cost coupled with reduced earnings due to higher debt service resulted in the negative swing of $264,000 in the Trust's share of its affiliate's earnings.

Expenses:

     For the fiscal year ended October 31, 1999 overall expenses increased $1,265,000 (11.8%) to $12,012,000 from $10,747,000 for fiscal 1998. The increase came in the following areas: Real estate operations: $219,000 (4.4%); financing costs: $858,000 (22.8%); General expenses: $123,000 (39.8%); and, Depreciation expense: $66,000 (4.0%).

     Real Estate Operations: Direct operating expenses increased $55,000 (1.7%), while real estate taxes increased $164,000 (9.3%). The majority of these increases came from the new properties at Patchogue and Franklin Crossing.

     Financing Costs: The increase in Financing Costs of $858,000 result from the increased debt levels from the refinancings during fiscal 1999 and 1998. These increased costs are offset by the increased interest income earned of $736,000 (see above).

                                       19

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

     General Administrative Expense: The increase in these category results primarily from higher Trustee fees, a function of a greater number of meetings, and, legal fees incurred in connection with the Trust becoming a 34 Act reporting company. Much of this cost increase is considered non-recurring.

     Depreciation   Expense:   Higher   depreciation   results   primarily  from
depreciation at the newer properties at Patchogue and Franklin Crossing.


Net Income

     For the fiscal year ended October 31, 1999 Net Income was $3,715,000 ($2.38 per share) compared to Net Earnings of $3,685,000 ($2.36 per share) for the fiscal year ended October 31, 1998.

     Earnings at operating real estate properties increased 7.2% to $8,077,000 from $7,538,000 last fiscal year. This earnings increase at the real estate operating properties is a combination of a 5.8% increase in revenues outpacing a 4.27% increase in operating expenses. The principal reasons for this increase were higher per unit rents at the Trust's residential properties and increased earnings from Trust's retail properties in Patchogue, NY, and at Franklin Crossing Shopping Center in Franklin Lakes, NJ.

     The real estate operating gains were offset by (1) the negative swing in the Trust's share of the loss at it's 40% owned affiliate, (2) higher financing costs not completely offset by higher interest earnings, and, (3) higher General Administrative expenses.

     The Trust believes that in fiscal 2000 the continued economic strength in the employment markets in which its properties are located should allow the Trust to realize its current occupancy rates for its apartment properties with a sound support base for its retail properties.

Funds From Operations ("FFO")

     FFO  is  considered  by  many  as  a  standard   measurement  of  a  REIT's
performance. The Trust computes FFO as follows:

                                                Year Ended October 31,
    -----------------------------------------------------------------------
                                              2000                 1999
    -----------------------------------------------------------------------
    Net Income                              $ 4,759              $ 3,715
    Depreciation - Real Estate                1,988                1,716
    Amortization of Deferred
      Mortgage Costs                            111                   90
    Deferred Rents                             (436)                (399)
    Capital Improvements -
      Apartments                               (340)                (262)
    Other                                       135                  275
    -----------------------------------------------------------------------
        Funds From Operations               $ 6,217              $ 5,135
    -----------------------------------------------------------------------

     FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"), and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of the Trust, and therefore the Trust's FFO and the FFO of other REITs may not be directly comparable.

                                       20

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------

Liquidity  and  Capital Resources

     At October 31, 2000, the Trust's cash, cash equivalents and marketable securities totaled $12,376,000 compared to $16,536,000 at October 31, 1999. The principal reason for the reduction was the liquidation of $5 million of marketable securities used for the cash portion of the purchase price of Olney. Significant portions of these funds are available for property acquisitions.

     At October 31, 2000, the Trust's aggregate outstanding mortgage debt was approximately $70.2 million. Approximately $59.3 million bear a fixed weighted average interest cost of 7.512%, and an average life of 10.22 years. Approximately $10.9 million of mortgage debt bears an interest rate equal to 175 basis points over LIBOR and resets every 90 days. This mortgage is due March 28, 2002 and can be extended for one additional year. The Trust anticipates that the cash flow from operations will be more than sufficient to meet the Trust's operational needs and the increased mortgage obligations. The Trust believes that its exposure to market risk relating to interest rate risk is not material since most of its mortgage debt is long term with fixed rates. However, to the extent the proceeds from the various financings cannot be redeployed to earn more than the stated interest costs, there will be a negative impact on earnings and cash flow available to pay dividends. To offset the Trust's increased debt-carrying costs, the Trust has invested approximately $9.4 million in short-to-intermediate fixed rate Government Agency Bonds. These bonds yield a weighted average interest of 6.52% and have a weighted maturity of 29 months. Since the market value of these bonds are interest rate sensitive, a sale of all or a portion of these bonds prior to maturity in a high interest rate environment, may result in a loss to the Trust(See Net Investment Income above).

     The Trust makes capital improvements to its properties when it deems such improvements to be necessary or appropriate. The short-term impact of such capital outlays will be to depress the Trust's current cash flow. The Trust is now experiencing the benefits of these expenditures by preserving the physical integrity of its properties and securing increased rentals. Other than the capital improvement program described above, the Trust has made no commitments and has no understandings for any material capital expenditure during fiscal 2001 other than in the ordinary course of business.

Distributions to Shareholders

     Since its inception in 1961, the Trust has elected to be treated as a REIT for Federal income tax purposes. In order to qualify as a REIT, the Trust must satisfy a number of highly technical and complex operational requirements including that it must distribute to its shareholders at least 95% (ninety percent (90%) for taxable years beginning after 2000) of its REIT taxable income. The Trust anticipates making distributions to shareholders from operating cash flows, which are expected to increase from future growth in rental revenues. Although cash used to make distributions reduces amounts available for capital investment, the Trust generally intends to distribute not less than the minimum of REIT taxable income necessary to satisfy the applicable REIT requirement as set forth in the Internal Revenue Code.

     It has been the Trust's policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the fiscal year's net income and taxable income. The following tables list the quarterly dividends paid or declared for the three most recent fiscal years and the percent the dividends were of taxable income.

                                       21

                                      -----
                                      FREIT
                                      -----

--------------------------------------------------------------------------------


                                      FISCAL          FISCAL       FISCAL
                                       2000            1999         1998
        --------------------------------------------------------------------
        First Quarter                 $   .50         $  .40       $  .40
        --------------------------------------------------------------------
        Second Quarter                $   .50         $  .40       $  .40
        --------------------------------------------------------------------
        Third Quarter                 $   .50         $  .40       $  .40
        --------------------------------------------------------------------
        Fourth Quarter                $  1.15         $ 1.05       $  .92
        --------------------------------------------------------------------

        Year To Date                  $  2.65         $ 2.25       $ 2.12
        --------------------------------------------------------------------

                                                                    Dividends
                                                ($000)              as a % of
                                          Total       Taxable        Taxable
                    Per Share           Dividends     Income         Income
        ---------------------------------------------------------------------
        2000          $2.65               $4,133      $4,122         100.3%
        ---------------------------------------------------------------------
        1999          $2.25               $3,509      $3,332         105.3%
        ---------------------------------------------------------------------
        1998          $2.12               $3,307      $3,170         104.3%
        ---------------------------------------------------------------------


Inflation

     The Trust anticipates that the U.S. Mid-Atlantic States will continue to experience moderate growth with limited inflation. Any sustained inflation may, however, negatively impact the Trust in at least two areas: (i) the interest costs of any new mortgage financing; and (ii) higher real estate operating costs, especially in those areas where such costs are not chargeable to commercial tenants.

                                       22

                                      -----
                                      FREIT
                                      -----

Shares of Beneficial Interest

--------------------------------------------------------------------------------

     Beneficial interests in the Trust are represented by shares without par value (the "Shares"). The Shares represent the Trust's only authorized, issued and outstanding class of equity. As of January 15, 2001 there were approximately 500 holders of record of the Shares.

     The Shares are traded in the over-the-counter market through use of the OTC Bulletin Board(R) Service (the "OTC Bulletin Board") provided by NASD, Inc. The Trust does not believe that an active United States public trading market exists for the Shares since historically only small volumes of the Shares are traded on a sporadic basis. The following table sets forth, for the periods indicated, the high and low bid quotations for the Shares on the OTC Bulletin Board.

                                                         High        Low
------------------------------------------------------------------------------
Fiscal Year Ended October 31, 2000
First Quarter                                            $28         $26
Second Quarter                                           $25 1/2     $25
Third Quarter                                            $26         $24 1/2
Fourth Quarter                                           $30         $26

High Low Fiscal Year Ended October 31, 1999
First Quarter                                            $30         $29
Second Quarter                                           $30         $29
Third Quarter                                            $29         $27
Fourth Quarter                                           $27 1/2     $27


     The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The source of the bid quotations is Janney Montgomery Scott, Inc., members of the New York Stock Exchange and other national securities exchanges.

                                       23

                                      -----
                                      FREIT
                                      -----

Corporate Information

Trustees                                 General Information

ROBERT S. HEKEMIAN                       Corporate Headquarters
Chairman and Chief Executive Officer,    505 Main Street, P.O. Box 667
Hekemian & Co., Inc.                     Hackensack, New Jersey 07602
                                         (201) 488-6400
DONALD W. BARNEY
Consultant and Investor                  Market Maker
                                         Janney Montgomery Scott, LLC
JOHN B. VOSKIAN, M.D.                    Hackensack, New Jersey
Physician
                                         Managing Agent
HERBERT C. KLEIN, Esq.                   Hekemian & Co., Inc.
Partner,                                 Hackensack, New Jersey
Nowell, Amoroso, Klein, Bierman, P.A.

                                         Auditors
RONALD J. ARTINIAN                       J. H. Cohn LLP
Private Investor                         Roseland, New Jersey

ALAN L. AUFZIEN                          Transfer Agent
Chairman, Norall Organisation            Registrar and Transfer Company
                                         Cranford, New Jersey

Officers                                 Annual Meeting
                                         The Annual Meeting of Shareholders is
Robert S. Hekemian                       scheduled for Tuesday, April 10, 2001,
Chairman of the Board                    at 7:30 p.m. to be held at the offices
                                         of First Real Estate Investment Trust
Donald W. Barney                         of New Jersey, 505 Main Street,
President                                Hackensack, New Jersey.

John B. Voskian, M.D.                    Form 10-K
Secretary                                A copy of Form 10-K filed with the
                                         Securities and Exchange Commission is
William R. DeLorenzo, Jr.                available to shareholders upon
Executive Secretary and Treasurer        written request.


                                       24

                                      -----
                                      FREIT
                                      -----